Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(in millions)
Income (loss) before income taxes	$428	$355	$39	$(151)	$(567)
Equity in losses of equity-method investees	—	—	—	4	31

Net income (loss) before equity in losses of equity-method investees	428	355	39	(146)	(536)

Plus fixed charges:
Interest expense including amortization of debt issuance costs	92	107	130	143	139
Assumed interest element included in rent expense	5	4	6	6	9

	97	111	136	149	148

Adjusted earnings (loss)	525	466	175	3	(388)
Fixed charges	(97)	(111)	(136)	(149)	(148)

Excess (deficiency) of earnings to cover fixed charges	$428	$355	$39	$(146)	$(536)

Ratio of earnings to fixed charges (1)	5.41	4.20	1.29	0.02	(2.62)

(1)	The ratio of earnings to fixed charges is computed by dividing (i) income (loss) before income taxes and losses from equity interests, plus fixed charges by (ii) fixed charges.